PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three months ended March 31, 2009 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three months ended March 31, 2009 and 2008 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2008 and 2007. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is May 6, 2009.

Mcf equivalent (“Mcfe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of     1.0546 GJ: 1 Mcf.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended March 31
($ thousands except per Trust Unit amounts)	2009	2008
Cash flow provided by operating activities	49,075	52,901
Exploration costs (1)	3,591	3,024
Settlement of asset retirement obligations	1,362	1,716
Changes in non-cash operating working capital	(12,874)	(1,450)
Funds flow	41,154	56,191
Funds flow per Trust Unit (2)	$ 0.36	$ 0.51

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Production

	Three months ended March 31
Natural gas production by core area (MMcfe/d)	2009	2008
Northern district
Northeast (1)	57.9	63.3
Athabasca (1)	48.2	56.5
Northern district total	106.1	119.8
Southern district (1)
Birchwavy West	22.4	24.9
Birchwavy East	30.8	29.1
Southern district total	53.2	54.0
Severo Energy Corp.	6.5	7.6
Other	1.3	2.4
Total	167.1	183.8
Deemed production from gas over bitumen financial solution	18.9	20.0
Total actual and deemed production	186.0	203.8

(1)

In 2009 the Trust consolidated certain core areas in order to increase operating and general and administrative efficiencies. The Northeast core area combines the East Side and West Side areas, while the East Central district has been moved from the Southern district to the Northern district and included with Athabasca. Prior period production figures have been reclassified to conform to the current presentation.

Average production measured 167.1 MMcfe/d for the three months ended March 31, 2009 as compared to 183.8 MMcfe/d reported in the first quarter of 2008.  The decrease is due to non-core asset dispositions, cold-weather related downtime and production outages required for maintenance programs in Northeast Alberta. The Trust also delayed the commencement of production from new wells until April to benefit from the royalty reduction on new production announced by the provincial government in March 2009. Including the deemed production volume related to the gas over bitumen financial solution, average aggregate daily production (actual and deemed) decreased to 186.0 MMcfe/d from 203.8 MMcfe/d in the first quarter of 2008.

Capital Expenditures

	Three months ended March 31
Capital expenditures ($ thousands)	2009	2008
Exploration and development expenditures (1)	39,649	46,444
Acquisitions	6,725	36
Dispositions	(99)	(6,382)
Other	105	426
Total capital expenditures	46,380	40,524

(1)

Exploration and development expenditures for the three months ended March 31, 2009 include approximately $3.6 million in exploration costs (three months ended March 31, 2008 - $3.0 million) which have been expensed directly on the Trust’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

Exploration, development and land expenditures totaled $39.6 million for the three months ended March 31, 2009, and were concentrated on drilling, completion and tie-in activities, primarily in the Northern district, as well as seismic program acquisition for delineation and refinement of prospects.

Capital spending in the Northern district totaled $28.6 million for the quarter, and included the drilling of 22 wells (18.2 net) and 130 workover and recompletion operations, adding approximately 11 MMcfe/d (expected first 12 months average) of new production volumes in April 2009. In addition to drilling and recompletion activity, $3.1 million was invested in seismic programs in the Northern district in the current period. Southern district capital expenditures for the first three months of 2009 totaled $11.0 million. Fifteen wells (12.7 net) were drilled and 30 workovers and recompletions were conducted in the quarter, adding approximately 5 MMcfe/d (expected first 12 months average) of new production volumes.

Acquisitions of $6.7 million for the quarter reflect the purchase of several properties synergistic to the Trust’s existing assets in January 2009.

On March 31, 2009, PET entered into a support agreement with Profound Energy Inc. (“Profound”) pursuant to which the Trust has offered to acquire all of the issued and outstanding common shares of Profound (the “Profound Offer”) by way of a take-over bid, for a combination of cash and PET Trust Units. The offer values the Profound shares at $1.34 per common share for a total purchase price including assumed debt of approximately $112.9 million prior to closing costs.

The Profound properties are located in a year-round access area within the Trust's new venture area in west central Alberta. The acquisition is another step in the strategic expansion of PET's asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities. The Profound assets are currently producing approximately 18 MMcfe/d weighted 75 percent to natural gas, with proved plus probable reserves of 74 Bcfe at December 31, 2008 based on Profound’s year-end external reserve report.  PET has identified potential upside in the Profound assets through further intensified development of the Rock Creek basin-centered gas zone with additional multi-zone potential in a number of formations. Ownership in area infrastructure will enhance the Trust’s ability to translate Profound’s extensive inventory of drilling locations to value as well as capitalize on additional opportunities in the area.

PET has also agreed to purchase 9,224,310 special warrants of Profound on a private placement basis, at a price of $0.75 per special warrant for total subscription proceeds of approximately $6.9 million.  The special warrants are convertible into common shares of Profound on a one-for-one basis.  Conversion is automatic in certain events and otherwise at the option of PET. The private placement closed on April 14, 2009.

MARKETING

Natural gas prices

	Three months ended March 31
Natural gas prices ($/Mcfe, except percent amounts)	2009	2008
Reference prices
AECO Monthly Index	5.63	7.13
AECO Daily Index	4.92	7.98
Alberta Gas Reference Price (1)	5.10	7.12
Average PET prices
Before financial hedging and physical forward sales (2)	5.44	7.05
Percent of AECO Monthly Index (%)	96	99
Before financial hedging (3)	5.50	7.12
Percent of AECO Monthly Index (%)	98	100
After financial hedging and physical forward sales (“Realized” natural gas price)	6.46	7.29
Percent of AECO Monthly Index (%)	115	102

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for March is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Natural gas prices have experienced significant declines to date in 2009, as strong supply from shale gas plays in the United States and liquefied natural gas (“LNG”) imports and weak industrial gas demand due to the economic recession in North America have contributed to very high gas storage levels compared to prior periods. PET’s realized natural gas price decreased by 11 percent for the three months ended March 31, 2009 to $6.46 per Mcfe from $7.29 per Mcfe in 2008, as compared to a 21 percent decrease in AECO Monthly Index prices from quarter to quarter. The decrease in realized gas prices was mitigated by the Trust’s commodity price risk management strategy, which contributed $14.4 million in realized hedging gains for the period.

Risk Management

PET’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust uses both financial hedge arrangements and physical forward sales to hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Trust’s credit facility and Hedging and Risk Management Policy. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Administrator’s Board of Directors. PET’s hedging strategy though designed to protect funds flow and distributions, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

As at December 31, 2008, PET had mark-to-market financial instrument assets of $58.7 million recorded on its balance sheet in respect of forward financial and physical natural gas contracts outstanding as of that date. As a result of the significant decrease in natural gas prices during the quarter, mark-to-market financial instrument assets totaling $153.8 million were recorded at March 31, 2009. The difference of $95.1 million was included as an unrealized gain on financial instruments in the current period. The mark-to-market asset as at March 31, 2009 is a reflection of the inherent value in PET’s fixed-price natural gas sales portfolio. For a complete list of PET’s outstanding financial instruments as at March 31, 2009, please see note 9 to the interim unaudited consolidated financial statements as at and for the three months ended March 31, 2009.

PET continued to supplement its risk management program after the end of the first quarter. Financial and physical natural gas forward sales arrangements at May 5, 2009 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (GJ/d) (2)	% of Forecast Production (4)	Price ($/GJ) (1)	Futures Market ($/GJ) (3)	Term
Financial	122,500	60	6.70	3.24	May 2009
Financial	107,500		7.13		June 2009
Physical	12,500		3.06		June 2009
Period Total	120,000	59	6.71	3.33	June 2009
Financial – NYMEX	2,500	1	US $3.72	US $3.62	June 2009
Financial	107,500	52	7.13	3.63	July – October 2009
Financial – NYMEX	12,500	6	US $3.93	US $3.87	August 2009
Financial	105,000	51	8.01	5.41	November 2009 – March 2010
Financial	102,500	50	7.31	5.66	April – October 2010
Financial	100,000		7.83		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	110,000	54	7.82	6.82	November 2010 – March 2011

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at May 5, 2009. NYMEX transactions and forward prices are measured in US$ per MMBTU.

(4)

Calculated using 205,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

The mark-to-market value of the Trust’s hedging portfolio as of May 5, 2009 is approximately $170 million.

As at May 5, 2009 the Trust had also entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

AECO-NYMEX basis contracts
Type of contract	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	15,000	(0.69)	November 2009 – March 2010

As part of PET’s risk management strategy, the Trust has also sold forward financial call options to counterparties to purchase natural gas from PET at strike prices in excess of current forward prices. Option premiums of $6.6 million have been received in respect of these transactions, of which $3.2 million was received in April 2009 and $3.4 million was included in 2008 funds flow. Call option contracts outstanding as of May 5, 2009 are as follows.

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(1)	Strike Price ($/GJ)	Current Forward Price ($/GJ)	Term
Sold call	5,000	2	8.50	5.41	November 2009 – March 2010
Sold call	20,000	10	7.25	5.81	January – December 2010
Sold call	5,000	2	7.75	5.66	April – October 2010
Sold call	12,500	6	9.00	6.82	November 2010 – March 2011

(1)

Calculated using 205,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

FINANCIAL RESULTS

Revenue

	Three months ended March 31
Revenue ($ thousands)	2009	2008
Oil and natural gas revenues, before financial hedging (1)	82,750	119,071
Realized gains (losses) on financial instruments (2)	14,353	2,807
Total revenue	97,103	121,878

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Oil and natural gas revenues totaled $97.1 million for the three months ended March 31, 2009 compared to $121.9 million for the first quarter of 2008 primarily due to an 11 percent decline in realized natural gas prices. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices after hedging.

Funds flow

	Three months ended March 31
	2009		2008
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	15.0		16.7
Revenue (1)	97.1	6.46	121.9	7.29
Royalties	(8.8)	(0.59)	(17.7)	(1.06)
Operating costs	(33.0)	(2.20)	(33.1)	(1.98)
Transportation costs	(3.3)	(0.22)	(3.6)	(0.21)
Operating netback from production (3)	52.0	3.45	67.5	4.04
Gas over bitumen royalty adjustments	3.4	0.23	4.3	0.25
Lease rentals	(1.0)	(0.07)	(0.6)	(0.04)
General and administrative (2)	(7.8)	(0.52)	(7.0)	(0.42)
Interest and other (2)	(1.7)	(0.11)	(4.2)	(0.25)
Interest on convertible debentures (2)	(3.7)	(0.25)	(3.8)	(0.22)
Funds flow (2) (3)	41.2	2.73	56.2	3.36

(1)

Revenue includes realized gains and losses on financial instruments.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

Royalty expense decreased from $17.7 million for the three months ended March 31, 2008 to $8.8 million for the current period as a result of a decrease in natural gas prices and lower natural gas production volumes. PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) decreased to 9.1 percent from 14.5 percent in the first quarter of 2008. The lower royalty rate in the current quarter is partially due to PET’s realized natural gas price being higher than the average Alberta Gas Reference Price for the period (127 percent of the Alberta Gas Reference Price as opposed to 102 percent of the Alberta Gas Reference Price in 2008). Alberta Crown royalties are based on the Alberta Gas Reference Price. A portion of the decrease in the royalty rate in 2009 can be attributed to the “New Royalty Framework” implemented by the Alberta government effective January 1, 2009. PET’s assessment of the New Royalty Framework is that, based on the Trust’s current profile of well productivity, crown royalty rates would be as shown below.

		AECO gas price ($/GJ)
Estimated royalty rate	$3.00	$4.00	$5.00	$6.00	$7.00
Estimated crown royalty rate in 2009	5.0%	5.0%	5.8%	10.3%	14.8%

On March 3, 2009 the Government of Alberta announced a new incentive program designed to increase industry activity despite low oil and natural gas prices and tightened credit markets caused by the global financial crisis. The program is effective April 1, 2009, and offers two separate incentives:

•

A $200 per metre drilling royalty credit for new conventional oil and natural gas wells, which will be available to companies for the next year on a sliding scale based on company production levels from 2008.

•

A maximum five percent royalty rate for the first year of production from new oil or gas wells. The maximum rate would apply to all wells which begin production after March 31, 2009 and before April 1, 2010.

Operating costs

Total operating costs decreased to $33.0 million in the three months ended March 31, 2009 from $33.1 million for the same period in 2008. Unit-of-production costs increased 11 percent in the first three months of 2009, resulting primarily from lower production in the Northern district where a high proportion of operating costs are fixed in nature. Much of the Trust’s Northern district properties are only accessible for maintenance and workover activities in the winter months and therefore tend to incur higher operating costs in the first quarter of the year.

Transportation costs

Transportation costs decreased to $3.3 million for three month period ended March 31, 2009 as compared $3.6 million for the three month period ended March 31, 2008 due to lower production volumes. PET has reduced its transportation expenses by pursuing arrangements to market gas directly to end users proximal to the Trust’s northeast Alberta operations at market-based prices. These contracts benefit from reduced transportation costs.

Operating netback

Lower production volumes and an 11 percent decrease in realized gas prices, partially offset by lower royalty expense, resulted in a $15.5 million reduction in PET’s operating netback to $52.0 million for the three months ended March 31, 2009 from $67.5 million for the three months ended March 31, 2008.

Operating netback reconciliation	($ millions)
Realized price decrease	(13.7)
Production decrease	(11.0)
Royalty decrease	8.9
Operating cost decrease	0.1
Transportation cost decrease	0.2
Decrease in operating netback	(15.5)

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 18.9 MMcf/d in the first quarter of 2009. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production decreased 1.1 MMcf/d from 20.0 MMcf/d for the three months ended March 31, 2008 as a result of the annual ten percent reduction in deemed production volumes discussed previously, partially offset by the acquisition of approximately 0.7 MMcf/d of deemed production in January 2009.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended March 31, 2009 the Trust received $3.4 million in gas over bitumen royalty adjustments, of which $0.5 million was classified as revenue and $2.9 million was recorded on the Trust’s balance sheet, as compared to $4.3 million received in the first quarter of 2008. The decrease is attributed to lower Alberta Gas References Prices and a six percent reduction in deemed production volumes from the three months ended March 31, 2008.

General and administrative expenses

General and administrative expenses increased to $9.1 million for the three months ended March 31, 2009 compared to $8.0 million for the three months ended March 31, 2008. The increase is due primarily to higher staff levels related to the enhanced focus on new venture opportunities in the Trust’s asset portfolio, as well as higher reserve evaluation costs compared to prior years. Current period general and administrative expenses include $1.3 million in non-cash stock-based compensation expense ($1.0 million for the three months ended March 31, 2008). General and administrative expenses are typically highest in the first and second quarters of each year due to annual compensation programs and activities related to the Trust’s year end including audit and reserve evaluation fees and year end reporting to Unitholders.

Interest expense

Interest and other expense decreased 55 percent to $1.7 million for the three months ended March 31, 2009 from $3.8 million for the comparable period in 2008, primarily as a result of lower interest rates and a 16 percent reduction in PET’s average long-term bank debt from $337 million for the first quarter of 2008 to $284 million for the first three months of 2009.

Interest on convertible debentures for the three months ended March 31, 2009 totaled $4.5 million, relatively unchanged from $4.6 million for the first quarter of 2008. Included in convertible debenture interest expense for each period is $0.8 million of non-cash expenses related primarily to the amortization of debt issue costs.

Funds flow

Funds flow netbacks decreased from $3.36 per Mcfe in the first quarter of 2008 to $2.73 per Mcfe in the first quarter of 2009, driven by the reduction in realized gas prices of $0.83 per Mcfe from the first quarter of 2008 to the comparable 2009 period. Funds flow decreased to $41.2 million ($0.36 per Trust Unit) for the three months ended March 31, 2009 from $56.2 million ($0.51 per Trust Unit) in the 2008 period, primarily due to lower realized prices and production levels, partially offset by reductions in royalty and interest expenses.

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Trust in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses increased to $6.8 million for the three months ended March 31, 2009 from $3.7 million for the first quarter of 2008, due to an increase in amortization expense on undeveloped lands in the Northern district, higher seismic expenditures and an increase in lease rentals paid during the 2009 period.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense decreased from $56.2 million in the first quarter of 2008 to $48.3 million in 2009 due primarily to lower production volumes and a four percent reduction in PET’s depletion rate to $3.21 per Mcfe, as compared to $3.36 per Mcfe in the first quarter of 2008.  The decrease in the DD&A rate for the first quarter of 2009 as compared to 2008 is due to improved finding and development costs for proved reserves experienced in 2008, as well as a higher proportion of PET’s production coming from the Birchwavy assets acquired in 2007, which were purchased at a lower cost per Mcfe of proved reserves relative to PET’s other depletable assets.

Earnings (loss)

The Trust reported net earnings of $78.6 million ($0.70 per basic and diluted Trust Unit) for the three months ended March 31, 2009 as compared to a net loss of $85.7 million ($0.78 per basic and diluted Trust Unit) for the 2008 period. The increase in net earnings is primarily due to a $95.1 million unrealized gain on financial instruments driven by the decline in AECO natural gas prices during the first three months of 2009, compared to a $79.3 million unrealized loss on financial instruments recorded in the first quarter of 2008.

Asset retirement obligation

The Trust’s asset retirement obligation is estimated by a third party consulting firm based on PET’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Trust’s external reserve report prepared as of December 31, 2008. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. PET’s asset retirement obligation increased from $179.7 million at December 31, 2008 to $183.5 million at March 31, 2009 due to accretion expense and additional obligations from first quarter drilling activity.

Income taxes

In 2007 legislation was passed (the "Trust Tax Legislation") pursuant to which certain distributions will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET's Unitholders will no longer be deductible in computing the Trust’s taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation.  This will effectively reduce the income available for distribution to PET's Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts.

The new trust tax applies to PET effective January 1, 2011 assuming the Trust continues to comply with the normal growth provisions as outlined by the federal government. Specifically, normal growth includes equity growth within certain safe harbour limits measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation is calculated as a percentage of the market value of the SIFT’s issued and outstanding publicly-traded trust units and not including any convertible debt, options or other interests convertible into or exchangeable for trust units. The safe harbour limit is 100 percent of PET’s market capitalization at October 31, 2006.

These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

PET’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s safe harbour equity growth amount through the period ending December 31, 2010 was approximately $1.4 billion, not including equity issued to replace the Trust’s debt that was outstanding on October 31, 2006, including convertible debentures. Failure to comply with the “normal growth” provisions as outlined would result in the Trust being subject to the new tax immediately, as opposed to January 1, 2011. Since October 31, 2006 PET has issued approximately $388 million of new Trust Units and convertible debentures through a public offering of Trust Units and convertible debentures in 2007, the Trust’s DRIP plan and Unit Incentive Plan.

In June 2008 the federal government proposed amendments to the trust tax regulation ("Provincial SIFT Tax Amendments") so that, instead of basing the provincial component of the tax on a flat tax rate of 13 percent, the provincial component would be instead based on the general provincial corporate income tax rate in each province in which PET has a permanent establishment.  On July 14, 2008 the Department of Finance released draft legislation which prescribed the provincial allocation formula to be applied with respect to the Provincial SIFT tax.  Specifically, PET's taxable distributions will be allocated to provinces by taking half of the aggregate of:

•

that proportion of the Trust's taxable distributions for the year that the Trust's wages and salaries in the province are of its total wages and salaries in Canada; and

•

that proportion of the Trust's taxable distributions for the year that the Trust's gross revenues in the province are of its total gross revenues in Canada.

Under the Provincial SIFT Tax Amendments PET is considered to have a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which would result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012. These regulations were enacted in March 2009, therefore the provincial component of the Trust Tax Legislation is ten percent for financial statement purposes.

The draft legislation released by the Department of Finance also provided guidelines to enable the conversion of existing income trusts and other SIFT entities into public corporations without immediate tax consequences to the SIFTs or their investors. The amendments will allow such conversions from that date until 2013. The proposals generally facilitate the conversion of SIFTs into corporations and reflect the government’s intention to permit SIFTs to convert to corporate status on a tax-deferred basis while mitigating undue tax effects.

Among other things, the proposed amendments provide for:

•

the tax-deferred exchange of SIFT trust units by a Unitholder to a taxable Canadian corporation for shares of the corporation without any administrative requirement to file election forms (Unit-for-Share Exchange);

•

the tax-deferred distribution of properties of a SIFT trust to a taxable Canadian corporation (Wind-up Distribution);

•

the flow-through of unused tax attributes of a SIFT trust to a taxable Canadian corporation as a consequence of a Wind-up Distribution; and

•

the tax-deferred distribution of shares of a taxable Canadian corporation from a SIFT trust to the public (Share Distribution).

A variety of tax and other factors need to be weighed in determining if and when PET should adjust its business and legal structure. Now that detailed rules are available on the mechanics for conversion, the Trust is in a better position to evaluate its options and determine the optimal course of action for PET’s assets and business strategy going forward. PET is currently analyzing potential structures and courses of action however the Trust has not yet made a determination with respect to future changes in the structure of its business operations, if any.

PET recorded a future tax recovery of $1.2 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – nil), bringing the Trust’s total future tax liability to $14.9 million. Based on production forecasts for PET’s reserves included in the independent reserve report as at December 31, 2008, and funds flows based on current forward AECO prices for natural gas, the book values of the Trust’s assets are projected to exceed the related tax values on January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. Future income tax is a non-cash expense and does not affect the Trust’s funds flows or its cash available for distributions.

Tax pools

Tax pool information ($ millions)	As at March 31, 2009
Canadian oil and gas property expense (COGPE)	305.5
Canadian development expense (CDE)	103.6
Canadian exploration expense (CEE)	9.8
Undepreciated capital cost (UCC)	194.0
Trust unit issue costs	12.9
Non-capital losses	87.1
Total	712.9

At March 31, 2009, the Trust’s consolidated income tax pools are estimated to be $712.9 million. Actual tax pool amounts will vary as tax returns are finalized and filed. PET intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008
Oil and natural gas revenues before royalties (1)	82,750	109,090	149,216	166,199
Natural gas production (MMcfe/d)	167.1	173.1	183.7	188.4
Funds flow (2)	41,154	61,513	76,380	81,350
Per Trust Unit - basic	0.36	0.55	0.68	0.73
Net earnings (loss)	78,559	(8,986)	180,796	(55,365)
Per Trust Unit - basic	0.70	(0.08)	1.62	(0.50)
- diluted	0.70	(0.08)	1.60	(0.50)
Realized natural gas price ($/Mcfe)	6.46	7.61	8.78	9.00
Average AECO Monthly Index price ($/Mcf)	5.63	6.79	9.25	9.35

Quarterly results	Three months ended
($ thousands except where noted)	Mar 31, 2008	Dec 31, 2007	Sept 30, 2007	June 30, 2007
Oil and natural gas revenues before royalties (1)	121,878	109,919	98,508	104,451
Natural gas production (MMcfe/d)	183.8	190.3	193.1	155.0
Funds flow (2)	56,191	59,622	41,212	72,669
Per Trust Unit - basic	0.51	0.55	0.38	0.81
Net earnings (loss)	(85,660)	(4,970)	5,246	9,128
Per Trust Unit – basic	(0.78)	(0.05)	0.05	0.10
- diluted	(0.78)	(0.05)	0.05	0.10
Realized natural gas price ($/Mcfe)	7.29	7.07	5.66	8.80
Average AECO Monthly Index price ($/Mcf)	7.13	6.00	5.61	7.37

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Oil and natural gas revenues are a function of production levels and natural gas prices. Production levels increased significantly with the Birchwavy Acquisition in June 2007, and revenues have increased in the last seven quarters as a result. Revenues are highest in the second and third quarters of 2008 when AECO prices are highest, averaging $9.30 per Mcf, and lowest in the third quarter of 2007 and the first quarter of 2009 when the AECO monthly index prices were $5.61 per Mcf and $5.63 per Mcf, respectively. The Trust uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with PET’s realized gas price and changes in production levels. Funds flows are highest in the second and third quarters of 2008 and lowest in the third quarter of 2007, when the Trust’s realized gas price was $5.66 per Mcfe, and the first quarter of 2009, due to the lower realized gas price and drop in production relative to previous quarters.

Net earnings were exceptionally high in the third quarter of 2008 and first quarter of 2009, as a result of unrealized gains on financial instruments of $168.9 million and $95.1 million, respectively. The net losses in the first quarter of 2007 and the first and second quarters of 2008 were due to unrealized losses of $48.5 million, $79.2 million and $70.4 million respectively on the change in mark-to-market value of PET’s financial instruments during those periods. The net loss in the fourth quarter of 2008 is due to future tax expense of $16.1 million and an impairment charge on undeveloped lands of $12.0 million.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources	Three months ended
($ thousands except per Trust Unit and percent amounts)	March 31, 2009	December 31, 2008
Long term bank debt	290,229	276,976
Working capital deficiency (surplus) (1)	22,684	7,859
Net bank debt (1) (2)	312,913	284,835
Convertible debentures, measured at principal amount	236,034	236,034
Net debt	548,947	520,869
Financial instrument assets, post-2009 settlement (3)	64,049	13,406
Net debt less post-2009 financial instrument assets (3)	484,898	507,463
Net bank debt less post-2009 financial instrument assets (3)	248,864	271,429
Trust Units outstanding (thousands)	112,968	112,968
Market price at end of period ($/Trust Unit)	3.10	5.05
Market value of Trust Units	350,201	570,488
Total capitalization (1)	899,148	1,091,357
Net debt as a percentage of total capitalization (%)	61.1	47.7
Annualized funds flow (1)	164,616	246,052
Net bank debt to annualized funds flow (times) (1) (2)	1.9	1.2
Net debt to annualized funds flow ratio (times) (1)	3.3	2.1
Net bank debt less post-2009 financial instrument assets to annualized funds flow (times) (1) (2) (3)	1.5	1.1
Net debt less post-2009 financial instrument assets to annualized funds flow (times) (1) (3)	2.9	2.1

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Annualized funds flow in the prior year column is for the fourth quarter of 2008.

(2)

The Trust’s convertible debentures are primarily long-term in nature, with $55.3 million due in 2010, $100.0 million due in 2011 and $74.9 million due in 2012. As such, the Trust considers both net bank debt and net debt as measures of leverage.

(3)

The mark-to-market values of PET’s financial instruments totaled $153.8 million at March 31, 2009 and $58.7 million at December 31, 2008. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. Post-2009 financial instruments have settlement dates ranging from January 2010 through March 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 25, 2009 if not extended. Pursuant to the terms of the credit facility agreement, the Trust has requested an extension of the facility until May 2010, and expects that this request will be granted. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. In order to facilitate the bank approval process for the proposed Profound transaction the Trust accelerated its borrowing base redetermination process in early April 2009. As a result PET has entered into an interim credit facility agreement to accommodate the proposed Profound transaction, which includes only the lending value of PET’s base assets at December 31, 2008, adjusted for production for the first three months of 2009, but excluding any reserve additions attributed to the Trust’s winter capital expenditure program. This lending value is currently $350 million. Should PET be successful in acquiring all the outstanding common shares of Profound, the Trust’s lenders will then reassess the lending value of all of PET’s assets, including the Profound properties and the results of the Trust’s 2009 winter capital program. Should PET be unsuccessful in its takeover offer for Profound the Trust’s lenders will complete their borrowing base redetermination incorporating the results of PET’s 2009 winter capital program. The initial expiry time for the Profound Offer is June 1, 2009.

As part of the facility renewal and borrowing base review, interest rate margins on PET’s bank borrowings were increased, effective April 1. At current rates for short-term commercial borrowings and incorporating the increase in margins, the effective interest rate on the Trust’s bank debt is approximately four percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt increased to $290.2 million at March 31, 2009, as compared to $277.0 million at December 31, 2008 as a result of expenditures related to the Trust’s winter capital program. Approximately 60 percent of PET’s annual $65 million capital expenditure budget was incurred in the first quarter of 2009. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $4.4 million.

PET’s working capital deficiency increased to $22.7 million at March 31, 2009 from $7.9 million at December 31, 2008. The higher working capital deficiency is primarily due to the reduction in accounts receivable from year-end levels due to lower natural gas prices. In addition, a significant portion of the costs related to the Trust’s winter capital program were included in accounts payable and accrued liabilities at March 31, 2009, further contributing to the increase in the deficiency as compared to December 31, 2008.

At March 31, 2009 PET had four series of five-year convertible debentures outstanding for a total of $236.1 million, measured at principal amount. Of this amount, $230.2 million is due from 2010 to 2012. All series of debentures are repayable on the maturity date in cash or in Trust Units, at the option of PET. Additional information on convertible debentures is as follows:

Convertible debentures	2007 - 6.50%	2006 – 6.25%	2005 – 6.25%	2004 - 8%
Principal issued	75.0	100.0	100.0	48.0
Principal outstanding ($ millions)	74.9	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($ millions)	51.3	73.5	48.4	5.9

Fair values of debentures are calculated by multiplying the number of debentures outstanding at March 31, 2009 by the quoted market price per debenture at that date. None of the debentures were converted into Trust Units during the three months ended March 31, 2009.

Net bank debt to annualized funds flow and net debt to annualized funds flow increased to 1.9 times and 3.3 times, respectively, for the quarter ended March 31, 2009 from 1.2 times and 2.1 times for the quarter ended December 31, 2008, respectively, as a result of a reduction in funds flows driven by lower natural gas prices, coupled with increased debt levels due to expenditures related to the Trust’s winter capital program. The Trust has financial instrument assets totaling $153.8 million which are not included in net bank debt or net debt, but which may be terminated for cash in advance of the settlement dates in order to reduce debt levels. Net debt as a percentage of total capitalization increased from 47.7 percent at December 31, 2008 to 61.1 percent at March 31, 2009 primarily resulting from a decrease in the trading price of PET’s trust units.

A reconciliation of the increase in net debt from December 31, 2008 to March 31, 2009 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2008	520.9
Capital Expenditures (exploration & development and other)	39.6
Acquisitions, net of dispositions	6.7
Funds flow	(41.2)
Distributions	21.5
Expenditures on asset retirement obligations	1.4
Net debt, March 31, 2009	548.9

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Distributions for the first quarter of 2009 totaled $21.5 million or $0.19 per Trust Unit consisting of $0.07 per Trust Unit paid on February 17, $0.07 per Trust Unit paid on March 16 and $0.05 per Trust Unit paid on April 15. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 52.2 percent in the current quarter as compared to 58.9 percent for the first quarter of 2008. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2009.

PET anticipates that distributions and capital expenditures for the remainder of 2009 will be funded by funds flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended March 31
Distributions ($ thousands)	2009	2008
Cash flows from operating activities	49,075	52,901
Net earnings (loss)	78,559	(85,660)
Distributions	21,464	33,109
Excess (shortfall) of cash flows from operating activities over distributions	27,611	19,792
Excess (shortfall) of net earnings (loss) over distributions	57,095	(118,769)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $27.6 million for the three months ended March 31, 2009 and $19.8 million for the three months ended March 31, 2008 compare to exploration and development expenditures on PET’s cash flow statement of $36.1 million and $43.4 million for those periods, respectively. The Trust’s capital expenditures are typically highest in the first quarter of the year, as many of PET’s northeast Alberta assets are only accessible in the winter months. In periods where the excess of cash flows from operating activities over distributions is less than exploration and development expenditures, the shortfall is funded by additional bank borrowings and external financing activities as appropriate.

The Trust has an excess of net earnings over distributions of $57.1 million for the three months ended March 31, 2009, compared to an excess of distributions over net earnings in the first quarter of 2008. Distributions typically exceed net earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

2009 outlook and sensitivities

PET’s financial hedging and physical forward sales portfolio has provided a level of stability to projected funds flows, despite a significant decrease in AECO natural gas prices during the first quarter of 2009. As at May 5, 2009, the current actual and forward market for natural gas for April through December 2009 is $3.89 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for 2009 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, but excluding the proposed acquisition of Profound.

	Average AECO Monthly Index Gas Price April to December 2009 ($/GJ)
Funds flow outlook – full year 2009	$3.00	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	166	166	166	166
Realized gas price (1) ($/Mcfe)	6.14	6.44	6.74	7.04
Funds flow, excluding 2009 hedging (2) ($millions)	37	78	114	148
Per Trust Unit ($/Unit/month)	0.027	0.058	0.084	0.109
Funds flow, including 2009 hedging (2) ($millions)	178	190	197	201
Per Trust Unit ($/Unit/month)	0.131	0.140	0.145	0.148
Payout ratio (2) (%)	41	38	37	36
Ending net bank debt (2) ($millions)	250	238	230	227
Ending net debt (2) ($millions)	480	468	460	457
Ending net debt, less post-2009 financial instrument assets (5)	415	403	395	392
Ending net bank debt to funds flow ratio (times) (3)	1.4	1.3	1.2	1.1
Ending net debt to funds flow ratio (4) (times)	2.7	2.5	2.3	2.3
Ending net debt less post-2009 financial instrument assets to funds flow (times) (5)	2.3	2.1	2.0	2.0

(1)

PET’s weighted average forward price on an average of 110,000 GJ/d for the period from April 1 to December 31, 2009 is $7.16 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net bank debt divided by estimated annual funds flow

(4)

Calculated as ending net debt (including convertible debentures, whose maturity extends out to 2012) divided by estimated annual funds flow.

(5)

Calculated as ending net debt, less the Trust’s current financial instrument assets with settlement dates occurring after December 31, 2009, divided by estimated annual funds flow including realized gains on financial instruments settling in 2009. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. At May 5, 2009, the mark-to-market value of the Trust’s post-2009 financial instruments was $65.1 million. Post-2009 financial instruments have settlement dates ranging from January 2010 through March 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2008.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Unitholders’ equity before distributions and cumulative distributions since inception

Unitholders’ equity before distributions and cumulative distributions since inception are used by management to compare total equity before any reduction for distributions from period to period. Unitholders’ equity before distributions and cumulative distributions since inception do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Unitholders’ equity before distributions and cumulative distributions since inception should not be viewed as alternatives to Unitholders’ equity or other measures calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Trust as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Trust's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Trust, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of March 31, 2009 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended March 31, 2009, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") released Section 3064 – ‘Goodwill and Intangible Assets’ in February 2008. The new standard contains new recommendations for recognition, measurement and disclosure of goodwill and other intangible assets, but does not apply to intangible assets acquired in a business combination. Adoption of the new standard had no significant impact on the Trust’s financial statements.

The CICA has also released new accounting standards for implementation effective January 1, 2011, as follows:

a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs will be charged to earnings as opposed to being included in the cost of the acquisition.

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board recently confirmed January 1, 2011 as the date IFRS will replace GAAP in Canada for publicly accountable enterprises. PET’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

Prior to the implementation date, the Trust intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, PET will decide on accounting policies permissible under IFRS, which fit the Trust’s operations and business strategy. PET intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011.

The Trust has identified key internal personnel with expertise to manage its transition to IFRS. During 2008, PET staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on numerous training sessions put on by various accounting service firms. During 2008 PET personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. To date potentially significant differences between IFRS and Canadian GAAP have been identified in the accounting for long-term assets, including exploration and evaluation of petroleum and natural gas properties, depletion and impairment. Further differences may be identified as PET continues its review of IFRS standards in 2009 and 2010.

PET will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Income taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts, provided they comply with the normal growth provisions as prescribed by the Trust Tax Legislation, will be subject to the new tax in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Gas over bitumen issue

On July 24, 2007 the Alberta Energy and Utilities Board (“EUB”) released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the EUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery.  It is possible that such a strategy, when drafted and implemented by the EUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from some other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

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the quantity and recoverability of PET’s reserves;

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the timing and amount of future production;

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prices for natural gas produced;

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operating and other costs;

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business strategies and plans of management;

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supply and demand for natural gas;

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expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities;

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the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

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the use of exploration and development activity and acquisitions to replace and add to reserves;

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the impact of changes in natural gas prices on funds flow after hedging;

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drilling, completion, facilities and construction plans;

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the existence, operations and strategy of the commodity price risk management program;

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the approximate and maximum amount of forward sales and hedging to be employed;

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the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

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PET’s treatment under governmental regulatory regimes;

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the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

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the emergence of accretive growth opportunities; and

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PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

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volatility in market prices for natural gas;

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risks inherent in PET’s operations;

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uncertainties associated with estimating reserves;

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competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

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incorrect assessments of the value of acquisitions;

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geological, technical, drilling and process problems;

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general economic conditions in Canada, the United States and globally;

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industry conditions including fluctuations in the price of natural gas;

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royalties payable in respect of PET’s production;

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governmental regulation of the oil and gas industry, including environmental regulation;

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fluctuation in foreign exchange or interest rates;

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unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

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the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive. The forward-looking statements contained in this MD&A are made as at the date of this MD&A and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.